PROSPECTUS SUPPLEMENT
To Joint Proxy Statement/Prospectus Dated May 4, 1999

                        10,000,000 Shares of Common Stock

                       2,290,375 Shares of Preferred Stock

                           HALLWOOD ENERGY CORPORATION

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     This  prospectus   supplement   supplements  and  amends  the  joint  proxy
statement/prospectus dated May 4, 1999, relating to 10,000,000 shares of common stock, $.01 par value per share, and 2,290,375 shares of preferred stock, par value $0.01 per share, of HALLWOOD ENERGY CORPORATION, a Delaware corporation, to be issued in connection with the consolidation of Hallwood Energy Partners,
L.P.,  a  Delaware  limited   partnership,   Hallwood   Consolidated   Resources
Corporation, a Delaware corporation and the energy interests of The Hallwood Group Incorporated, a Delaware corporation.

     Neither the Securities and Exchange Commission or any state securities commission has approved these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any
              representation to the contrary is a criminal offense.

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     On May 7, 1999,  Hallwood Group  announced that it had reached an agreement with Mr. Brian M. Troup regarding a separation of their interests. Mr. Troup is a director and officer of Hallwood Group, a director of the general partner of Energy Partners, a director of Consolidated Resources and will be a director of Hallwood Energy. Completion of the agreement is conditioned on, among other things, a satisfactory refinancing of the $14,090,000 outstanding principal amount of Hallwood Group's 7% Collateralized Senior Subordinated Debentures due
July  31,  2000  and  the  completion  of  the   consolidation.   Mr.  Troup  is
discontinuing his association with Hallwood Group to pursue other interests. According to the agreement, upon satisfaction of the conditions, Mr. Troup will resign from all positions with Hallwood Group, the general partner of Energy Partners, Consolidated Resources and Energy Corporation.

AGREEMENT BETWEEN HALLWOOD GROUP AND MR. BRIAN TROUP

     As part of the agreement, Hallwood Group will transfer to or Mr. Troup or a trust, of which members of Mr. Troup's family are beneficiaries, 360,000 of the shares of the common stock of Energy Corporation that Hallwood Group will receive in the consolidation. Energy Corporation has agreed to register the shares upon request by Mr. Troup and Hallwood Group, at Hallwood Group's expense. Hallwood Group will have the right to purchase all of these shares at the then current trading price for a period of six months after the effectiveness of the agreement. After that, Mr. Troup may sell the shares subject to a number of restrictions, including a right of first refusal in favor of Hallwood Group.

     We cannot assure you that the conditions to completion of the agreement between Hallwood Group and Mr. Troup will be satisfied or that the agreement will be completed. Until completion of these conditions, Hallwood Group and Mr. Troup do not anticipate any change in their relationships.

WARRANTS

     The following discussion is a clarification of information already provided on page 44 of the joint proxy statement/prospectus:

     As stated in the proxy statement/prospectus, Prudential Insurance Company of America holds a warrant to purchase 98,599 shares of Consolidated Resources common stock and, under the terms of that warrant, after the completion of the consolidation, will have the right to purchase shares of Energy Corporation common stock. The number of shares of Energy Corporation common stock that they may purchase and the purchase price of those shares will be determined under the adjustment provisions of the current warrant by reference to the terms of the consolidation and the value of the Energy Corporation common stock. Although those provisions are ambiguous, the number of shares of Energy Corporation common stock that may be purchased will be at least equal to the number of shares of Consolidated Resources common stock that may be purchased under the current warrant and the price at which the Energy Corporation shares may be purchased will be at least equal to the value of the Energy Corporation common stock upon completion of the consolidation.

              The date of this prospectus supplement is May 17, 1999.